Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

November 27, 2013

VIA EDGAR

Ms. Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Miller:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 125 (“PEA 125”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 125 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 114 (“PEA 114”) filed on May 15, 2013 on Form N-1A. PEA 125 (i) reflects changes to PEA 114 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 1, 2013, (ii) completes certain other information not previously included in PEA 114, and (iii) includes certain other required exhibits.

PEA 125 includes one prospectus and statement of additional information for the ALPS Real Asset Income Fund (the “Fund”), a new series of the Registrant. There are no disclosures within PEA 125 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 1, 2013 to PEA 114, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Ms. Amy Miller

November 27, 2013

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment: As the term “income” is included in the Fund’s name, please clarify the Fund’s Investment Objective to indicate that its primary objective is to provide a high level of current income, while providing long-term capital appreciation is a secondary objective.

Registrant’s Response: Based on information provided by the Adviser, the Registrant understands that while the Fund intends to emphasize a high level of current income, it would be more appropriate to characterize both income and capital appreciation as primary investment objectives, rather than relegate capital appreciation to a secondary status. To that end, the Registrant has revised the Fund’s investment objective language accordingly.

2.

Staff Comment: In the Summary section of the Fund’s Prospectus, in the Fund’s Annual Fund Operating Expenses table, please consider deleting the caption relating to redemption fees, as the Fund does not impose redemption fees.

Registrant’s Response: Comment complied with. The caption has been removed.

3.

Staff Comment: In the Summary section of the Fund’s Prospectus, in the narrative included before the Fund’s Annual Fund Operating Expenses table, please consider deleting the following: “[e]xpense information shown reflects estimated annualized expenses the Fund expects to incur during its initial fiscal year.” Similar disclosure is also included in footnote (4) to the table.

Registrant’s Response: Comment complied with. The sentence has been removed from the narrative preceding the Annual Fund Operating Expenses table.

4.

Staff Comment: In the Summary section of the Fund’s Prospectus, in the Fund’s Annual Fund Operating Expenses table, please include a separate caption for Acquired Fund Fees and Expenses, as required by Item 3 of Form N-1A, to the extent the Fund is expected to invest in other investment companies.

Registrant’s Response: Based on information furnished by the advisers to the Fund, the Registrant does not anticipate that fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more “Acquired Funds” will exceed 0.01 percent (one basis point) of average net assets of the Fund. Consequently, there will not be a separate caption for Acquired Fund Fees and Expenses.

5.

Staff Comment: In the Summary section of the Fund’s Prospectus, in the Fund’s Annual Fund Operating Expenses table, please include a total amount for the caption “Other Expenses,” and indent the information included for any sub-captions included thereunder.

Ms. Amy Miller

November 27, 2013

Registrant’s Response: Comment complied with.

6.

Staff Comment: In the Summary section of the Fund’s Prospectus, in footnote (3) to the Fund’s Annual Fund Operating Expenses table, please indicate that the Adviser may not recoup in later periods any management fees waived from the Fund to the extent they equal management fees received from the Subsidiary. Please also include this fee waiver agreement as an exhibit to PEA 125.

Registrant’s Response: Comment complied with. Additional disclosure has been included in footnote (3).

7.

Staff Comment: In the Summary section of the Fund’s Prospectus, in the Fund’s Annual Fund Operating Expenses table, please incorporate the expenses of the Subsidiary as a separate sub-caption under “Other Expenses.”

Registrant’s Response: Comment complied with. “Expenses of the Subsidiary” now appears as a separate sub-caption.

8.

Staff Comment: Please consider reducing the length of the Principal Investment Strategies and/or Principal Risks included in the Summary section of the Fund’s Prospectus, to the extent excessive detail has been included.

Registrant’s Response: Comment complied with. The Registrant has, in the manner it believes appropriate, deleted or relocated disclosure from the Summary section of the Fund’s prospectus to the statutory prospectus sections.

9.

Staff Comment: The Fund’s Principal Investment Strategies indicate that the Fund “…will invest at least 80% of its total assets in instruments that the Fund’s investment adviser, ALPS Advisors, Inc. (the “Adviser”), believes provide exposure to “real assets.” (emphasis added.) Please revise this language, as the term “exposure” is not specific enough for purposes of Rule 35d-1.

Registrant’s Response: Comment complied with. Based on information provided by the Adviser and the Sub-advisers, the Registrant has revised the principal investment strategy disclosure to state that the Fund “will invest at least 80% of its total assets in securities of, or instruments related to, real asset companies and/or real assets.” The section further clarifies that real asset companies will generally be regarded as those that “derive 50% or more of their profits or revenues from, or commit 50% or more of assets to, real assets and activities related to real assets” (including master limited partnerships or “MLPs”), and that real assets themselves are in turn broadly defined to generally include energy and natural resources, real estate, basic materials, equipment, utilities and infrastructure, other commodities to the extent not captured by the foregoing, and asset classes that are affected directly or indirectly by the level of, and changes in, the rate of inflation, including certain inflation-linked bonds issued by the U.S. government, its agencies and instrumentalities (such as U.S. Treasury Inflation Protected Securities or “TIPS”).”

Ms. Amy Miller

November 27, 2013

10.	Staff Comment: Please add specific criteria to the Fund’s Principal Investment Strategies which indicate how the Adviser defines securities that are considered “real assets” for these purposes.

Registrant’s Response: Comment complied with. Please see the response to Staff Comment 9 above, as well as revised principal investment strategy disclosure in the Prospectus specifying the criteria used to identify real asset companies as well as generally describing “real assets.”

11.

Staff Comment: Please consider revising the statement in the fourth paragraph of the Fund’s Principal Investment Strategies which provides that “[t]he Adviser is responsible for the overall management of the Fund and for managing the MLP Index Strategy.”

Registrant’s Response: Comment complied with. The Registrant has restated the aforementioned disclosure to include the following: “Although the Adviser is primarily responsible for the overall management of the Fund, the Fund and Adviser may engage one or more sub-advisers to manage the Fund’s investment strategies. The Adviser and the Fund have engaged RREEF America LLC and CoreCommodity Management, LLC (each, a “Sub-adviser”) to manage the Global Infrastructure Strategy and Commodity Strategy respectively, subject to the oversight of the Fund’s Adviser and Board of Trustees. The Adviser continues to be primarily responsible for managing the MLP Index Strategy.”

12.

Staff Comment: Please consider moving the explanatory discussion of “MLPs,” included as the eleventh paragraph of the Fund’s Principal Investment Strategies, to an earlier part of the Fund’s Principal Investment Strategies.

Registrant’s Response: Comment complied with. In the Summary section, the Registrant has moved an abbreviated version of the MLP discussion to the third paragraph of the sub-section titled “MLP Index Strategy.” In the statutory prospectus, the Registrant has moved a more detailed version of the MLP discussion to follow the abovementioned paragraph.

13.

Staff Comment: In the Fund’s Principal Investment Strategies, please disclose how derivatives will be valued for purposes of the Fund’s policy to invest at least 80% of its total assets in instruments which provide exposure to “real assets.”

Registrant’s Response: Comment complied with. In the section titled “What are the Fund’s Principal Investment Strategies?” within the Fund’s statutory prospectus, disclosure has been added clarifying that, for purposes of the 80% investment target, “the Fund generally expects to: (i) value cash-settled derivatives based on marked-to-market exposures and physically-settled derivatives based on notional amounts.”

Ms. Amy Miller

November 27, 2013

14.	Staff Comment: In the Fund’s Principal Investment Strategies, please disclose how the Fund intends to produce “income.”

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure to state that the “Fund may, among other things, emphasize companies that are generating dividend income at the time of purchase or write(sell) options as a means to supplement current cash distributions through option premiums.”

15.

Staff Comment: In the Fund’s Principal Investment Strategies, in connection with the Commodity Strategy sleeve, please disclose the specific types of commodities to which the Fund is expected to gain exposure.

Registrant’s Response: The Registrant has restated the paragraph beginning “[w]ith respect to the Commodity Equity Investments portion of its portfolio” to include the following revised sentence: “Commodity equities typically include investments in companies primarily engaged in the production and distribution of commodities and commodity-related products and services in the agriculture, base industrial metals, energy and precious metals sectors.”

The Registrant has restated the paragraph beginning “[w]ith respect to the Commodity Investments portion of this strategy to include the following revised sentence: “These instruments may include instruments on various physical commodities such as aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, orange juice, silver, soybeans, sugar, unleaded gasoline, and wheat.”

16.

Staff Comment: In the Fund’s Principal Investment Strategies, in connection with the Commodity Strategy sleeve, it is provided that the Fund “…seek[s] to generate income….” in part, by writing options. Please clarify this reference, as writing options typically generates short-term capital gains.

Registrant’s Response: Based on input provided by the Adviser and Sub-advisers, the Registrant notes that the reference to “income” generation in the Fund’s investment objective and principal investment strategies is intended to indicate simply cash distributions to shareholders, regardless of the tax characterization of such distributions. To seek to minimize the likelihood of confusion, however, the Fund has supplemented its disclosure to explain that the use of options in this manner may generate short-term capital gains, and that investors should seek appropriate tax advice regarding the tax consequence and tax characteristics of such income.

17.

Staff Comment: In the Fund’s Principal Investment Strategies, in connection with the Commodity Strategy sleeve, please clarify whether TIPS would be treated for purposes of the Fund’s policy to invest at least 80% of its total assets in instruments which provide exposure to “real assets.”

Ms. Amy Miller

November 27, 2013

Registrant’s Response: In accordance with the Staff’s suggestions, the Fund’s prospectus no longer refers to “exposure” to real assets. Instead, the Fund’s principal investment strategies refer to “securities of, or instruments related to, real asset companies and/or real assets.”

Based on discussions with the Adviser and the Sub-advisers, the Registrant believes that the broad definition of “real assets” now supplied in the principal investment strategies more appropriately includes asset classes that are affected directly or indirectly by the level of, and changes in, the rate of inflation, including certain inflation-linked instruments. TIPS are now explicitly identified as an example of this asset class, and thus would count towards compliance with the 80% investment target.

18.

Staff Comment: As the Fund includes “Short Sales Risk” as a Principal Risk, please include a separate caption for “Interest Expense on Short Sales” in the Annual Fund Operating Expenses table, to the extent the Fund currently expects to engage in short sales.

Registrant’s Response: Based on information provided by the advisers, “Short Sales Risk” has been deleted as a principal risk of the Fund.

19.

Staff Comment: The Fund includes, as part of the disclosure under the caption “MLP Tax Risks” in the Principal Risks section, a statement to the effect that MLPs could be treated as corporations for federal income tax purposes in the event of a change in current law or a change in an MLP’s business. Please confirm the possible classification of MLPs as corporations for tax purposes is a Principal Risk.

Registrant’s Response: Based on information provided by the Adviser, and in light of the portion of the Fund’s assets typically expected to be allocated to the MLP Index Strategy, the Registrant continues to regard the possible classification of MLPs as corporations for tax purposes as a principal risk.

20.

Staff Comment: In the Fund’s Summary Prospectus, under the Portfolio Managers caption, please include disclosure indicating those portfolio managers serving in a lead role, and those serving in a joint capacity, with respect to each sleeve.

Registrant’s Response: Based on information furnished to the Fund, the Registrant understands that none of the portfolio managers serves in a lead role with respect to any sleeve (in other words, each portfolio manager is acting in either a sole or joint capacity with respect to a particular sleeve). The Summary Prospectus disclosure has been amended accordingly.

21.

Staff Comment: In the Fund’s Summary Prospectus, under the Tax Information caption, it is provided that a portion of the Fund’s distributions is expected to be treated as a return of capital for tax purposes. Please include conforming disclosure in the Fund’s Principal Investment Strategies and/or Principal Risks.

Ms. Amy Miller

November 27, 2013

Registrant’s Response: Comment complied with. The relevant disclosure has been added to the Fund’s Principal Risks section.

22.

Staff Comment: In the Fund’s Investment Objective and Investment Strategies section, under the caption titled “What are the Fund’s Non-Principal Investment Strategies?”, it is provided that, under temporary defensive periods or in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment objective and investment strategies. In accordance with Instruction 6 to Item 9(b) of Form N-1A, please separate the discussion, indicating steps that may be taken by the Fund during temporary defensive periods which deviate from its investment objective and investment strategies, and separately steps that may be taken in order to keep the Fund’s cash fully invested.

Registrant’s Response: Comment complied with. The discussions of temporary defensive investments and cash positions have been separated.

23.	Staff Comment: In the Portfolio Managers section, please limit the business experience included for each portfolio manager to the previous five years, in accordance with Item 10 of Form N-1A.

Registrant’s Response: Comment complied with. The relevant disclosure has been amended.

The Registrant also wishes to draw the Staff’s attention to the fact that, based on additional discussions with the Sub-advisers to the Fund, the list of portfolio managers for the Fund is more accurately presented without including Messrs. Robertson and Vojticek. The Registrant understands that, for the particular subset of the Global Infrastructure Strategy expected to be employed with this Fund, Messrs. Greywitt and Patel are anticipated to be most heavily involved in day-to-day portfolio management, despite the fact that Messrs. Robertson and Vojticek may often be identified as part of the same group in other contexts. Further, the Registrant believes that the number of portfolio managers identified as being responsible for each “sleeve” or strategy of the Fund now more accurately corresponds to the anticipated weighting of each such “sleeve.” As a consequence, the lists of portfolio managers in the prospectus and statement of additional information no longer refer to Messrs. Robertson and Vojticek.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

24.

Staff Comment: In the Investment Limitations section of the Statement of Additional Information, under the caption titled “Fundamental Investment Limitations,” it is provided that the Fund will use the Global Industry Classification System, and regards the energy, utilities, and transportation industry groups as infrastructure industries, for purposes of the Fund’s fundamental policy not to invest 25% or more of its total assets in the securities of issuers conducting their principal business activities in the same industry or group of industries (subject to certain exclusions), except for the securities of issuers in the infrastructure industries or group of industries. It is also provided that neither the

Ms. Amy Miller

November 27, 2013

Fund’s classification system, nor its grouping of industries under the term “infrastructure,” is a fundamental policy of the Fund. Please delete or revise the language which indicates that the Fund’s classification system and grouping of industries are not fundamental policies, as the Fund may not, without shareholder approval, modify a fundamental policy regarding the industries or group of industries in which the Fund may concentrate.

Registrant’s Response: Section 8(b)(1) of the 1940 Act requires a registered investment company to recite in its registration statement its policy with respect to, among other things, “concentrating investments in a particular industry or group of industries.” (Emphasis added.) Accordingly, and in response to the Staff’s comment, the Registrant has restated the relevant disclosure to reflect that “[t]he Fund’s grouping of the energy, utilities, and transportation industry groups under the term “infrastructure” is a fundamental policy of the Fund, and may not be amended without approval of shareholders.

The Registrant respectfully notes that neither the 1940 Act nor regulations thereunder define “industry” or “group of industries” for the purpose of Section 8(b)(1) of the 1940 Act, and that a fund is free to define an industry in any reasonable way (see In re Charles Schwab Corp. Sec. Litig., No. C-08-01510 WHA, 2010 WL 1261705 (N.D. Cal. Mar. 30, 2010)). The Registrant also notes that the references to the Global Industry Classification System (GICS) reflect the Adviser’s then-current views regarding the definitional lines demarcating an industry or group of industries. However, GICS is maintained and promulgated by an unaffiliated third party, and the Adviser has no ability to predict or exert influence over any restatements, deletions or other substantive alterations to the GICS definitions. As a consequence, the Registrant believes that its use of a particular classification system as a definitional guide to an “industry” or “group of industries” is properly a non-fundamental investment policy.

* * *

The Registrant hereby acknowledges that:

—	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Amy Miller

November 27, 2013

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP